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April 22, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rovi Corporation
Definitive Additional Materials on Schedule 14A filed by Engaged
Capital Master Feeder I, LP, et al.
Filed April 16, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 20, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on April 16, 2015 (the “Soliciting Materials”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Materials.

1.	Please provide supplemental support for these particular statements with your response:

•	“... [current] directors with no relevant industry experience ...”

Engaged Capital acknowledges the Staff’s comment and provides the Staff with the following on a supplemental basis to support its statement that the current independent directors of the Board lack relevant industry experience. Below Engaged Capital has provided each independent director’s experience and qualifications (other than N. Steven Lucas, who the Board unilaterally appointed on March 20, 2015 just prior to filing its preliminary proxy statement) as disclosed in Rovi’s proxy statement, followed by an explanation as to why such director does not have relevant industry experience.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 22, 2015

Mr. Earhart is an accountant by trade. His technology related experience seems to have come primarily in the role of a director rather than as an executive or operator. NetApp and Brocade, while both technology companies, are hardware centric businesses that do not sell into the same customer set as Rovi.

Mr. Ludwick was an executive at two networking companies, which primarily sold hardware related products. His direct work experience at the networking companies did not involve selling products into the same Service Provider customer base as Rovi. He sits on the board of Zebra Technologies, which is a hardware centric company that provides printing solutions. He has been officially retired since 1997, which was 17 years ago.

April 22, 2015

Mr. Meyer is the CEO of Sirius XM Radio, where individual consumers comprise the majority of Sirius’ customer base. Mr. Meyer has a consumer facing background, an area which Rovi has expressly stated that it has deemphasized in order to focus primarily on its Service Provider customers. It does not appear as if Mr. Meyer has experience selling products into the relevant Service Provider channels that Rovi has prioritized.

Mr. O’Shaughnessy is an Intellectual Property (“IP”) attorney. It appears as though Mr. O’Shaughnessy has limited operational experience. While patent law and IP is relevant to Rovi, it does not appear as though Mr. O’Shaughnessy has much relevant experience developing software products or selling products into Rovi’s targeted Service Provider customer base, as his primary roles have been as counsel only. The majority of Mr. O’Shaughnessy’s career was spent at Rockwell Automation, which is a leading industrial company with no real exposure to Service Providers.

Ms. Quindlen is primarily an investor and has experience working with venture capital firms and investment banks. It does not appear as if Ms. Quindlen has experience actually operating technology companies or any expertise developing or commercializing software products sold into Rovi’s targeted Service Provider customer base.

Furthermore, Rovi has stated that it has continued its search for directors with Service Provider experience, therefore implying it does not believe the current Board has sufficient Service Provider experience. In its April 13 letter, Rovi stated “Further, the search process is ongoing, as Rovi continues to consider opportunities to augment the Board with high-caliber, value-added candidates with strategic expertise and deep contacts in the service provider area in which we operate.” (emphasis added).   In its April 16 presentation, Rovi stated it seeks to add candidates with “substantial experience and high-level contacts in the Service Provider arena in which we operate” and is “continuing to actively search for an executive with significant value-added Service Provider experience and contacts.” (emphasis added). These statements imply that the Board, as currently comprised, lacks the necessary Service Provider experience which Engaged Capital’s candidates bring.

April 22, 2015

•	“…new directors who have Tier 1 and Tier 2 cable company relationships and who have successfully operated and managed licensing businesses ...”

Engaged Capital acknowledges the Staff’s comment and provides the Staff on a supplemental basis with the following information with respect to David Lockwood and Raghavendra Rau.

Mr. Lockwood previously served as a director of Unwired Planet, Inc., an intellectual property licensing company focused on the mobile technology sector, and which possesses mobile technology patents and patent applications. He also previously served as a director of BigBand Networks, Inc. (“BigBand”), a seller of network-based platforms enabling cable multiple system operators (MSOs) and telecommunications companies to offer video services over coaxial, fiber and copper networks. Prior to its acquisition, BigBand’s customers included Bright House, Cablevision, Charter, Comcast, Cox, Time Warner Cable and Verizon, which are seven of the ten largest service providers in the U.S. During his time as a director at BigBand, Mr. Lockwood developed relationships with these providers. Furthermore, Mr. Lockwood also previously served as the CEO and President of Intertrust Technologies Corporation, a developer of the Rights|System software family, which was targeted to service providers.

Mr. Rau is the former CEO of SeaChange International Inc. (“SeaChange”), a manufacturer of digital video systems and provider of related services to cable, telecommunications and broadcast television companies worldwide, where he also served as a director. At SeaChange, Mr. Rau focused on selling multi-screen video products to a customer base of video service providers that included Comcast and Liberty Global, which collectively represented 35% of SeaChange’s revenue. While serving as CEO of SeaChange, Mr. Rau also oversaw successful IP litigation involving Arris Group Inc. Mr. Rau also previously served as Senior Vice President of Strategy and Business Development, Networks & Enterprise of Motorola Inc., where he was responsible for driving the business strategy for Motorola Networks and leading the global marketing efforts for network solutions delivered to wireless and wireline carriers worldwide. In this role, he was also responsible for (i) managing the Intellectual Property of the business, which included several thousand patents, and (ii) deciding on future thrust areas for invention and patenting. During this time, the Motorola Networks business became the global leader in patents for HSPA and LTE, the dominant 4G cellular technology. Mr. Rau was also a member of the Motorola IP council for the entire corporation, called STAMP (Strategic Asset Management Program), which was comprised of the representatives of all businesses. STAMP was the final approving body for all patent licensing, litigation matters and determining areas where the corporation should be investing to create intellectual capital for the future.

April 22, 2015

2.
Disclosure indicates that Engaged Capital’s nominees would bring “[significant stock ownership” to the board.  As previously requested in comment 3 of our April 2, 2015 letter, please advise us how you determined that ownership of 0.61% of the outstanding shares of common stock led you to conclude that members of Engaged Capital have “significant” stock ownership in the company.

Engaged Capital acknowledges the Staff’s comment and provides the Staff with the following supplemental support.  Engaged Capital’s holding of 550,000 Rovi shares worth more than $10 million, represents approximately 7.5% of its current portfolio.  This is the highest portfolio concentration of all Rovi institutional shareholders.  If elected to the Board, Glenn Welling, as a principal of Engaged Capital would bring to the Board stock ownership that is 6x the collective ownership of all current non-executive directors.  If elected, Messrs. Lockwood and Rau also intend to purchase Rovi stock subject to market conditions.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP